FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

February 5, 2018

Item 3.	News Release

A news release issued on February 5, 2018, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis and Liquor Stores N.A. announce investment to develop western Canadian retail cannabis business.

Full Description of Material Change

Please see attached news release dated February 5, 2018.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED February 8, 2018.

February 5, 2018	TSX: ACBTSX: LIQ

Aurora Cannabis and Liquor Stores N.A. Announce Investment to Develop Western Canadian
Retail Cannabis Business

Aurora to Acquire up to a 40% Equity Interest in Liquor Stores N.A.

Edmonton, AB, February 5, 2018 – Aurora Cannabis Inc. ("Aurora") (TSX:ACB) and Liquor Stores N.A. Ltd. ("Liquor Stores") (TSX:LIQ) (collectively, the "Corporations") announced today that Aurora has agreed to make a strategic investment in Liquor Stores by way of a non-brokered private placement (the "Private Placement").

The Private Placement has been structured in two phases, with an Initial Investment made by Aurora (described further below) of $103.5 million for an approximate 19.9% ownership interest in Liquor Stores, with an Additional Investment (also described further below) that could bring Aurora's interest in Liquor Stores up to approximately 40%.

Liquor Stores intends to use the net proceeds from the Private Placement to establish and launch a leading brand of cannabis retail outlets, whereby it will convert some number of Liquor Stores' existing retail outlets into cannabis retail outlets and establish new cannabis retail outlets. Liquor Stores will also use a portion of the proceeds to continue to strengthen its existing liquor retail brands by renovating existing liquor store outlets, and also for general corporate purposes.

Together, the Corporations believe the benefits of the Private Placement are significant for all shareholders. Aurora's brand leadership, quality products, customer care, innovation and deep product knowledge will be a strong complement to Liquor Stores' well-established distribution network, best practices in the retail of adult use controlled products, commitment to regulatory compliance, and deep talent pool with over 2,000 retail employees. The Corporations therefore believe that the Private Placement will position Liquor Stores to establish a leading retail brand in the cannabis sector, which is anticipated to be one of the strongest growth markets in Canada's retail sector.

"The Private Placement with Liquor Stores is transformational in scale and scope for Aurora, Liquor Stores and the cannabis industry in Canada, providing the opportunity for our companies to establish a leading private retail footprint in Western Canada" said Terry Booth, CEO of Aurora. "This is an extremely significant step in our corporate development, as we prepare with our partners at Liquor Stores to bring the Aurora Standard in product quality, customer care and strategy execution to the pending legal consumer cannabis market."

"We are thrilled that our two great Alberta-based companies have joined forces and we are honoured that Aurora has selected Liquor Stores, through its investment, as the retailer poised to establish a leading cannabis brand in Western Canada" said James Burns, CEO of Liquor Stores.

Terms of the Private Placement – Initial Investment

Aurora will make an initial $103.5 million investment in Liquor Stores by subscribing for 6.9 million common shares (the "Shares") at a price of $15.00 per Share (the "Initial Investment"). Upon completion of the Initial Investment, Aurora will own approximately 19.9% of the Shares (on a non-diluted basis). The Initial Investment will not require approval of Liquor Stores' shareholders and is expected to close on or about February 14, 2018. The subscription price of $15.00 per Share represents a 24% premium to the five-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") as of February 2, 2018.

Additional Investment

In addition, Aurora will subscribe for 2.3 million subscription receipts of Liquor Stores (the "Subscription Receipts") at a price of $15.00 per Subscription Receipt for aggregate proceeds of $34.5 million. Upon receiving approval from Liquor Stores' shareholders (other than Aurora) at its next annual general meeting and the satisfaction of the other escrow release conditions, the proceeds from the sale of Subscription Receipts will be released to Liquor Stores and Aurora will increase its ownership of Shares to approximately 25% (on a non-diluted basis).

Liquor Stores will also issue to Aurora, for no additional consideration, two classes of Share purchase warrants: (1) 10,130,00 warrants at an exercise price of $15.75 per Share to allow Aurora to increase its pro rata equity interest in Liquor Stores to 40% on a fully diluted basis (the "Sunshine Warrants"); and (2) up to 1,750,000 warrants exercisable by Aurora at an exercise price of $15.00 upon any conversion of any of the outstanding 4.70% convertible unsecured subordinated debentures of Liquor Stores to allow Aurora to maintain its pro rata equity interest in Liquor Stores (the "Pro Rata Warrants", and together with the Subscription Receipts and the Sunshine Warrants, the "Additional Investment"). The exercise of each of the Sunshine Warrants and the Pro Rata Warrants will be conditional upon the approval of Liquor Stores shareholders (other than Aurora and its associates or affiliates) at the next annual general meeting of Liquor Stores.

The TSX has conditionally approved the listing of the Shares issuable pursuant to the Initial Investment and the issuance of the Subscription Receipts, Sunshine Warrants and Pro Rata Warrants pursuant to the Additional Investment. The TSX's conditional approval is subject to a number of conditions, including shareholder approval of the Additional Investment as a result of its material effect on control and dilution.

The Private Placement is subject to customary closing conditions, including the final approval of the TSX and is not subject to any financing or due diligence conditions. Completion of the Additional Investment will also be subject to the receipt of required approvals under the Competition Act (Canada).

None of the Subscription Receipts, Sunshine Warrants nor the Pro Rata Warrants will be transferable by Aurora and will not be listed for trading on the TSX. If approved by the Liquor Stores' shareholders, it is anticipated that the Additional Investment by Aurora would close shortly after the required shareholders' meeting.

The Shares, Subscription Receipts, Sunshine Warrants and the Pro Rata Warrants will each be subject to a hold period that will expire four months and one day after the closing of the Private Placement. The parties have agreed that the Shares issued pursuant to the Private Placement as well as any Shares issuable pursuant to the conversion of the Subscription Receipts or the exercise of the Sunshine Warrants or the Pro Rata Warrants will be subject to a contractual escrow of twelve (12) months from the closing date of the Private Placement. The Shares will not be registered in the United States.

Other Material Agreements

The Corporations have also entered into an Investor Rights Agreement pursuant to which: (i) Aurora shall be entitled to participate in future equity offerings of Liquor Stores in order to maintain its pro rata equity interest in Liquor Stores; (ii) Aurora shall have the right to nominate one (1) director for election to the board of directors of Liquor Stores following the completion of the Initial Investment (and subject to it maintaining an equity ownership of at least 10% in Liquor Stores) and shall have the right to nominate a second director if it increases its equity ownership of Liquor Stores to 33 1/3% or more; (iii) Aurora shall, in certain circumstances, be granted demand and piggy-back registration rights; (iv) Aurora has agreed to a 12 month standstill from the closing date of the Initial Investment and a 12 month restriction on any dispositions of the securities acquired pursuant to the Private Placement; and (v) the Corporations have agreed to take certain actions in furtherance of the development of a retail cannabis business together with limitations on certain transactions that Liquor Stores can undertake until the shareholder meeting.

Liquor Stores Board Recommendation

The board of directors of Liquor Stores (the "Board") appointed a special committee of independent directors comprised of Ms. Karen Prentice (chair), John Barnett and Derek Burney (the "Independent Committee") to review and approve the Private Placement. The Independent Committee, together with its legal and financial advisors, has determined that the Private Placement is in the best interests of Liquor Stores and recommended its approval to the Board. The Board, after considering, among other things, the report and recommendation of the Independent Committee, approved the Private Placement and recommends that shareholders vote in favour of the Additional Investment.

Advisors

Eight Capital acted as Aurora's exclusive financial advisor in connection with the Private Placement. The Independent Committee obtained a fairness opinion dated as of February 4, 2018 from its financial advisor, Paradigm Capital Inc., that, based upon and subject to the limitations and qualifications therein, the terms of the Private Placement are fair, from a financial point of view, to Liquor Stores.

About Aurora Cannabis Inc.

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot production facility in Mountain View County, Alberta, known as "Aurora Mountain", a 40,000 square foot production facility known as "Aurora Vie" in Pointe-Claire, Quebec, and an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport. Aurora is also completing a fourth facility of 48,000 square feet in Lachute, Quebec, and will shortly begin construction on a 1,000,000 square foot production facility in Odense, Denmark, to be known as "Aurora Nordic", via a joint venture with Alfred Pedersen & Søn ApS.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company offers further differentiation through its wholly owned subsidiaries BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

About Liquor Stores N.A. Ltd.

Liquor Stores operates 231 retail liquor stores. Liquor Stores' common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "LIQ" and "LIQ.DB.B", respectively.

Additional information about Liquor Stores N.A. Ltd. is available at www.sedar.com and its website at www.liquorstoresna.ca.

For further information

For Aurora Cannabis

Cam Battley	Marc Lakmaaker
Chief Corporate Officer	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

For Liquor Stores N.A.

Matthew Rudd
Senior Vice President and Chief Financial Officer
Liquor Stores N.A. Ltd.
+1.780.702.7389
www.liquorstoresna.ca

Forward-Looking Statements

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation. The use of any of the words "believe", "continue", "create", "deliver", "expect", "provide", "will" and similar expressions are intended to identify forward-looking information. Forward-looking information includes statements concerning: the use of the net proceeds from the Private Placement; the anticipated benefits of the Private Placement to Liquor Stores, Aurora and their respective shareholders, including Liquor Stores' ability to establish a retail cannabis business; the anticipated growth of a cannabis retail business in Canada and anticipated market share; regulatory risks, including risks related to the ability of, and expected timing for, Liquor Stores' and Aurora's participation in the retail adult use market for cannabis in Canada; the timing and anticipated receipt of required government, regulatory and shareholder approvals for the Private Placement; the ability of Liquor Stores and Aurora to satisfy the other conditions to, and to complete, the Private Placement; and the timing of the annual general meeting of the shareholders of Liquor Stores and the closing of the Private Placement.

In respect of the forward-looking statements and information concerning the anticipated completion and benefits of the proposed Private Placement and the anticipated timing for completion of the Private Placement, Liquor Stores and Aurora have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the implementation of legislation and a regulatory regime in respect of cannabis that will permit Liquor Stores to establish a retail cannabis business; that under applicable laws or rules in respect of cannabis Aurora and its affiliates will be permitted to own securities of Liquor Stores and take certain actions with Liquor Stores in furtherance of the development of a retail cannabis business together; the time required to prepare and mail Liquor Stores shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the required government, regulatory, shareholder and other third party approvals required to complete the Private Placement and participate in the retail adult use market for cannabis in Canada; the assets and employees of Liquor Stores and Aurora; the plans of Liquor Stores to establish cannabis retail outlets; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Private Placement. Dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary government, regulatory, shareholder or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Private Placement. In general, actual outcomes may vary from the forward-looking information contained in this press release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Risks and uncertainties inherent in the Private Placement include, but are not limited to, the failure of Liquor Stores or Aurora to obtain necessary government, regulatory, shareholder and other third party approvals, or to otherwise satisfy the conditions to complete the Private Placement and participate in the retail adult use market for cannabis in Canada, in a timely manner, or at all; and the failure to successfully execute the plans regarding a retail cannabis business. The failure to obtain approvals, or the failure of Liquor Stores or Aurora to otherwise satisfy the conditions to the Private Placement, may result in the Private Placement not being completed on the proposed terms, or at all.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Liquor Stores and Aurora are included in reports on file with applicable securities regulatory authorities, including but not limited to: Liquor Stores' Annual Information Form for the year ended December 31, 2016 dated March 29, 2017 and Aurora's Annual Information Form for the year ended June 30, 2017 dated September 25, 2017, as well as subsequent reports which may be filed from time to time, which may be accessed on Liquor Stores' and Aurora's respective company profiles on SEDAR at www.sedar.com.

The forward-looking information contained in this press release is made as of the date hereof and Liquor Stores and Aurora undertake no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities legislation.